Exhibit 12.1
ABERCROMBIE & FITCH CO.
Computation of Leverage Ratio and Coverage Ratio

Fiscal 2013
Leverage Ratio Calculation:
Adjusted Total Debt(1)	$2,656,743
Consolidated EBITDAR(2)	$914,522
Leverage Ratio	2.91
Coverage Ratio Calculation:
Consolidated EBITDAR(2)	$914,522
Net Interest Expense + Long-Term Debt due in One Year + Minimum Rent + Contingent Store Rent	$461,432
Coverage Ratio	1.98

(1) Adjusted Total Debt means the sum of total debt (excluding specified permitted foreign bank guarantees and trade letters of credit) plus 600% of forward minimum rent commitments.
(2) Consolidated EBITDAR means, for the fiscal year ended February 1, 2014 ("Fiscal 2013"), Consolidated Net Income for Fiscal 2013; plus without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of (i) Interest Expense, (ii) income and franchise (or similar) tax expense, (iii) depreciation and amortization expense (including impairment of long-term store fixed assets), (iv) Minimum Rent (plus contingent store rent plus non-cash rent expense), (v) Non-Cash Compensation Charges, (vi) non-recurring cash charges in an aggregate amount not to exceed $60,000,000 related to the Gilly Hicks Restructuring (vii) additional non-recurring non-cash charges in an amount not to exceed $20,000,000 in the aggregate during Fiscal 2013, and (viii) other non-recurring cash charges in an amount not to exceed $10,000,000 in the aggregate during Fiscal 2013 minus without duplication (A) Interest Income, (B) any benefit received from income, franchise (or similar) tax expense to the extent included in the determination of Consolidated Net Income, (C) any cash payments made during such period that were deducted in determining Consolidated Net Income and added back in determining Consolidated EBITDAR in a previous Testing Period under clauses (v) or (vii); all as determined in accordance with GAAP on a consolidated basis for Abercrombie & Fitch Co. and the Subsidiaries (as defined in the Amended and Restated Credit Agreement, dated as of November 4, 2013, to which Abercrombie & Fitch Management Co. and Abercrombie & Fitch Co. are parties.)